

November 6, 2012

<u>Via E-mail</u>
Paul C. Reilly
Chief Executive Officer
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

   Re: **Raymond James Financial, Inc.**
      Form 10-K for Fiscal Year Ended September 30, 2011
      Filed November 23, 2011
      Response dated August 16, 2012
      File No. 001-09109

Dear Mr. Reilly:

   We have reviewed your filings and response dated August 16, 2012 and have the following additional comment.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Credit Risk, page 68</u>

1. Please refer to our prior comment four in our letter dated July 19, 2012. We note your response that out of a review of 279 loans, only seven were downgraded and one was upgraded. However, we also note your disclosure on page 81 that you recorded a $4 million provision related to the results of the most recent SNC exam and that this provision constitutes a significant portion of your total provision recorded for the three and nine months ended June 30, 2012. Given the continuing material impact that results from the annual SNC exam have on your provision for loan losses and the fact that you

identify the provision for loan losses as a critical accounting policy, please revise future filings to disclose the following:

- Disclose both the number and the total dollar amount of loans reviewed and loans downgraded or upgraded for each exam occurring during the reported periods.
- Discuss the impact that these downgrades have on the magnitude of your provision. For example, to the extent that a relatively small amount of downgrades causes a disproportionate provision for loan losses due to the size of the loans and differences in loss rates, discuss these facts and provide a brief discussion of the magnitude of the change for the loans that were downgraded.
- Disclose whether you believe the past actual results of these exams to be indicative of future trends. Discuss the factors considered when making this conclusion.
- Your response states that you do not always upgrade loans when the regulatory exam determines a more favorable loan grade than yours. Please discuss the impact this policy has on the additional provisions recorded as a result of the exam.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or Angela Connell at (202) 551-3426 if you have any questions.

Sincerely,

/s/ Angela Connell for

Suzanne Hayes
Assistant Director